GAN Limited

400 Spectrum Center Drive

Suite 1900

Irvine, CA 92618

May 17, 2022

VIA EDGAR

Ms. Melissa Kindelan and Ms. Christine Dietz

Senior Staff Accountants

Office of Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	GAN Limited
Form 10-K for the Fiscal Year ended December 31, 2021
Filed April 15, 2022
File No. 001-39274

Dear Ms. Kindelan and Ms. Dietz:

I submit this letter on behalf of GAN Limited (the “Company”) in response to the comment letter of the Staff of the Securities and Exchange Commission dated May 3, 2022, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”). In this letter, I have recited the comment from the Staff in bold and provided the Company’s response immediately following such comment.

Form 10-K for the Fiscal Year ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Performance Indicators, page 47

1.	For the B2B Take Rate, B2C Marketing Spend Ratio, and B2C Sports Margin metrics you disclose the amount these percentages changed in the “Percent” column rather than in the “Amount” column. Please revise to reflect the appropriate amount and percent changes. For example, the percent change of the B2B Take Rate should be (23.4)%, not (1.5)%.

The Company respectfully advises the Staff that the percentage change in the KPIs expressed as a percentage do not have meaningful values given the low percentages at issue, and management does not view the metrics in this form. The Company will revise its disclosures in subsequent filing whereby the amount of change in percentages will be reflected in the “Amount” column and will include “n.m.” under the percent change.

2.	You disclose on page 48 that the B2B Take Rate is the quotient of B2B net revenue over the total gross revenue and B2B net revenue is calculated by deducting from gross revenue, the statutory taxes, promotional bonuses and your B2B customer’s share defined by commercial agreements. Please revise to state, if true, that the “B2B net revenue” is B2B segment revenue and “gross revenue” is Gross Operator Revenue, to better clarify how this metric is calculated.

The Company advises the Staff that it will revise the definition of B2B Take Rate in future filings. The disclosure will be as follows:

We define B2B Take Rate as a quotient of B2B segment net revenue retained by the Company over the total Gross Operator Revenue generated by our B2B corporate customers. B2B net revenue is calculated by deducting the following items from B2B segment gross revenue: statutory taxes, promotional bonuses, and our B2B customer’s share defined by commercial agreements. B2B Take Rate gives management and users of our financial statements an indication of the impact of the statutory terms and the efficiency of the commercial terms on the business.

Item 8. Financial Statements and Supplemental Data, page 53

3.	We note your restatement disclosures in the amended Forms 10-Q filed on April 15, 2022. Please tell us why such errors did not impact periods prior to January 1, 2021.

The Company advises the Staff that we performed assessments of the misstatements identified in the current year, and concluded the misstatements both individually, and in the aggregate, did not materially misstate the periods prior to January 1, 2021 and further did not impact any periods prior to July 1, 2020. We have provided a quantitative summary herein that displays the effect on revenues, operating loss, net loss, and adjusted EBITDA, which were the primary operating metrics.

	YTD		QTD
Revenue	9/30/2020	12/31/2020	9/30/2020	12/31/2020
Revenue (as reported)	26,259	35,159	10,266	8,900
Revenue Misstatement	(346)	(328)	(346)	18
% Misstatement	-1.3%	-0.9%	-3.4%	0.2%

Operating Loss	9/30/2020	12/31/2020	9/30/2020	12/31/2020
Operating Loss (as reported)	(11,619)	(19,472)	(2,914)	(11,110)
Operating Loss Misstatement	(48)	106	(40)	154
% Misstatement	0.4%	-0.5%	1.4%	-1.4%

Net Loss	9/30/2020	12/31/2020	9/30/2020	12/31/2020
Net Loss (as reported)	(12,364)	(20,217)	(2,913)	(11,110)
Net Loss Misstatement	(48)	(35)	(40)	13
% Misstatement	0.4%	0.2%	1.4%	-0.1%

Adjusted EBITDA	9/30/2020	12/31/2020	9/30/2020	12/31/2020
Adjusted EBITDA (as reported)	4,430	(2,264)	(434)	(6,694)
Adjusted EBITDA Misstatement	(61)	(68)	(46)	(8)
% Misstatement	-1.4%	3.0%	10.5%	0.1%

Based on the quantitative thresholds above, the Company did not believe the misstatements to be quantitatively material. The relatively small quantitative effect in the 2020 periods is the result of changes in the Company’s business in 2021. Specifically, the Company entered into several contracts that were affected by the accounting errors in 2021 that did not exist in 2020. The Company further assessed the qualitative considerations outlined in Staff Accounting Bulletin 99 and 108, and considered the examples of considerations therein, noting that the misstatements did not arise from significant estimates and were not inherently imprecise. The misstatements did not mask or create a change in earnings, hide a failure to meet analyst expectations, or materially impact the reported profitability. The misstatements also did not affect the Company’s compliance with regulatory requirements or other contractual requirements, did not impact management’s calculations, and did not conceal unlawful transactions. We acknowledge that the percentage misstatement for Adjusted EBITDA exceeded 10%, however, such percentage was derived as the Company’s reported amounts were close to break-even and the numerical misstatement was determined to be less than the Company’s deminimus threshold.

As such the Company concluded that the impact on the financial information prior to January 1, 2021, was not material.

Notes to Consolidated Financial Statements

Note 3 - Summary of Significant Accounting Policies

Goodwill, page 64

4.	We note your disclosures here, as well as on page 40, but it is unclear whether or what goodwill impairment testing was performed in 2021. Please tell us and revise to disclose if a test was performed and, if so, whether it was a qualitative or quantitative test. If qualitative, disclose whether it was more likely than not that the fair value of the reporting units are less than the respective carrying amounts, including goodwill. If quantitative, tell us the percentage by which the fair value exceeded the carrying value for each of your reporting units. To the extent either reporting unit is at risk of failing step one of the goodwill impairment test, disclose the percentage by which the fair value exceeded the carrying value and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect any key assumptions. If you determined that the estimated fair value substantially exceeded the carrying value of your reporting units, please disclose such determination.

The Company advises the Staff that it performed a qualitative assessment during its annual impairment test in October of 2021. In the qualitative analysis, the Company determined that it was more likely than not that the fair value of the reporting units was greater than the respective carrying amounts, including goodwill.

We further advise that we will include the following disclosure, as applicable, in future filings to clarify that goodwill impairment testing was performed, and that there were no indicators of impairment.

For our annual impairment test for the year ended December 31, 2021, we performed a qualitative assessment on October 1, 2021 and concluded that it was more likely than not that the fair value of our reporting unit exceeded its carrying amount and, did not identify any other indicators of impairment subsequent to October 1, 2021 through December 31, 2021. As such, no further impairment testing was required. There were no accumulated impairment losses as of December 31, 2021, and 2020.

* * * * *

If you have any questions or comments regarding the foregoing matters, please contact the undersigned.

Very truly yours,

GAN Limited

GAN LIMITED

By:	/s/ Dermot Smurfit
Name:	Dermot Smurfit
Title:	Chief Executive Officer